Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

(2) RESIGNATION OF EXECUTIVE DIRECTOR AND SUPERVISOR

(3) APPOINTMENT OF EXECUTIVE DIRECTORS AND SUPERVISOR

AND

(4) CHANGE OF AUTHORISED REPRESENTATIVE

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The extraordinary general meeting of the Company (the “EGM”) was held at 2:30 p.m. on Wednesday, 8 May 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Wang Chang Shun, the Chairman of the Board. Some Directors and supervisors of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. None of resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 12,267,172,286 shares (the “Shares”) of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 104 shareholders and authorized proxies holding an aggregate of 8,342,320,573 Shares carrying voting rights, representing approximately 68.01% of the total number of voting Shares of the Company, were present at the EGM.

Number of shareholders and authorized proxies attended the EGM	104
Of which: number of A shareholders	100
number of H shareholders	4
Total number of voting Shares held	8,342,320,573
Of which: total number of Shares held by A shareholders	5,751,481,679
total number of Shares held by H shareholders	2,590,838,894
Percentage of the total number of voting Shares of the Company (%)	68.01%
Of which: percentage of Shares held by A shareholders (%)	46.89%
percentage of Shares held by H shareholders (%)	21.12%

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Ordinary Resolutions (by accumulative voting method)

1.00.	Resolution: the resolution regarding the election of executive Directors for the 8th session of the Board.

1.01.	Resolution: the resolution regarding the election of Mr. Ma Xu Lun as an executive Director of the 8th session of the Board.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	8,339,088,464	99.9613%	2,204,270	0.0264%	1,027,839	0.0123%

1.02.	Resolution: the resolution regarding the election of Mr. Han Wen Sheng as an executive Director of the 8th session of the Board.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	8,338,161,267	99.9501%	3,130,960	0.0375%	1,028,346	0.0123%

2.00.	Resolution: the resolution regarding the election of shareholder representative Supervisor for the 8th session of the Supervisory Committee.

2.01.	Resolution: the resolution regarding the election of Mr. Lin Xiao Chun as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
Results	8,314,874,462	99.6710%	26,286,732	0.3151%	1,159,379	0.0139%

As more than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of the above resolutions, the resolutions were duly passed as ordinary resolutions.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Zhang Xiu Ting, PRC lawyers from Dentons Law Offices, LLP (Guangzhou), attended the EGM and issued legal opinions stating that the convening and holding of the EGM, the procedures for the holding of the EGM and the procedures for voting at the EGM are in compliance with the relevant laws, regulations and regulatory documents, such as the PRC Company Law and the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the eligibility of the persons who attended or were present at the EGM and the convener are lawful and valid and the resolutions passed at the EGM are lawful and valid.

Note:	Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

RESIGNATION OF EXECUTIVE DIRECTOR AND SUPERVISOR

The Board announces that (i) Mr. Zhang Zi Fang (“Mr. Zhang”) has tendered his resignation as the executive Director and the member of the Remuneration and Assessment Committee of the Board and has ceased to act as an authorised representative of the Company under rule 3.05 of the Listing Rules with effect from 8 May 2019 due to retirement; and (ii) Mr. Pan Fu (“Mr. Pan”) has tendered his resignation as the supervisor and the Chairman of 8th session of the supervisory committee of the Company (the “Supervisory Committee”) with effect from 8 May 2019 due to work reallocation.

Mr. Zhang confirmed that he has no disagreement with the Board and Mr. Pan confirmed that he has no disagreement with the Supervisor Committee. Both Mr. Zhang and Mr. Pan confirmed that there are no other matters in relation to their resignations that need to be brought to the attention of The Stock Exchange of Hong Kong Limited and the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Zhang for his valuable contributions to the Company during his tenure of office. The Supervisory Committee would like to express its sincere gratitude to Mr. Pan for his valuable contributions to the Company during his tenure of office.

APPOINTMENT OF EXECUTIVE DIRECTORS AND SUPERVISOR

The Company is pleased to announce that Mr. Ma Xu Lun and Mr. Han Wen Sheng are elected as executive Directors of the 8th session of the Board after approval by the shareholders at the EGM and the said appointments took effect on the date of passing of the relevant resolutions at the EGM.

Mr. Lin Xiao Chun is elected as the shareholder representative supervisor of 8th session of the Supervisory Committee after approval by the shareholders at the EGM and the said appointment took effect on the date of passing of the relevant resolution at the EGM.

Each of the newly appointed Directors and Supervisor will enter into a service contract with the Company and shall hold their office until the expiration of the term of the 8th session of the Board and the 8th session of the Supervisory Committee, respectively. The biographical details and the emolument information of the newly appointed Directors and Supervisor have been set out in announcement of the Company dated 18 March 2019 and the circular of the Company dated 22 March 2019.

The Board and the Supervisory Committee would like to take this opportunity to welcome Mr. Ma Xu Lun and Mr. Han Wen Sheng to join the Board and Mr. Lin Xiao Chun to join the Supervisory Committee.

Save as disclosed above and the circular of the Company dated 22 March 2019, as at the date the announcement, (i) the newly appointed Directors and Supervisor have not held any directorships in other publicly listed companies in the last three years; (ii) none of the above newly appointed Directors and Supervisor had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) none of the above newly appointed Directors and Supervisor had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) there is no other matter relating to the appointment of the above Directors and Supervisor that needs to be brought to the attention of the shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of rule 13.51(2)(h) to (v) of the Listing Rules.

On 8 May 2019, the Board considered and approved (i) the appointment of Mr. Ma Xu Lun as the Vice Chairman of the Board; (ii) the appointment of Mr. Ma Xu Lun as the chairman of the Aviation Safety Committee; and (iii) the appointment of Mr. Han Wen Sheng as the member of the Remuneration and Assessment Committee.

On 8 May 2019, the Supervisory Committee considered and approved the appointment of Mr. Li Jia Shi as the Chairman of 8th session of the Supervisory Committee.

CHANGE OF AUTHORISED REPRESENTATIVE

Following the resignation of Mr. Zhang, the Board announces that Mr. Ma Xu Lun, an executive Director, has been appointed as the authorised representative of the Company pursuant to rule 3.05 of the Listing Rules with effect from 8 May 2019.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

8 May 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.